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February 5, 2007

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
Re:	Accuray Incorporated Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        On behalf of Accuray Incorporated ("Accuray" or the "Company"), we confirm receipt of the letter dated January 25, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Accuray is filing pre-effective Amendment No. 4 ("Amendment No. 4") to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 4.

The Offering, page 7

1.
We note your response to prior comment 8 in our letter dated January 11, 2007 that you have received a firm commitment from the warrant holder to exercise his shares immediately prior to the closing of the offering. Please tell us if there is written and legal documentation of the warrant holder's obligation to exercise the warrants prior to the closing of the offering.

        Accuray respectfully advises the Staff that it has received written notice of exercise and other legal documentation of the warrant holder's obligation to exercise the warrants prior to the closing of the offering.

Risk Factors, page 11

It is difficult and costly to protect our intellectual property..., page 21

2.
We note your new disclosure about the letter from AS&E regarding a potential intellectual property dispute. Please disclose the nature of the intellectual property at issue.

        Accuray has revised the disclosure on pages 21 and 73 in response to the Staff's comment.

Principal and Selling Stockholders, page 109

3.
Please identify the natural person(s) with voting or investment power over the shares held by each selling stockholder.

        Accuray has revised the disclosure on pages 112 through 114 in response to the Staff's comment.

* * * * *

        Accuray would very much appreciate the Staff's prompt review of Amendment No. 4 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2645.

                      Very truly yours,

                      /s/ Laura I. Bushnell

                      Laura I. Bushnell
                      of Latham & Watkins LLP

cc:	Euan S. Thomson, Ph.D., Accuray Incorporated Robert E. McNamara, Accuray Incorporated
Michael W. Hall, Esq., Latham & Watkins LLP
Laura I. Bushnell, Esq., Latham & Watkins LLP
Jean-Marc Corredor, Esq., Latham & Watkins LLP
Mark L. Reinstra, Esq., Wilson Sonsini Goodrich & Rosati
Gavin McCraley, Esq., Wilson Sonsini Goodrich & Rosati